Exhibit 99.1

RedCloud Appoints David Sturgeon as Chief Financial Officer

Seasoned Nasdaq-listed CFO joins RedCloud to help lead the next phase of growth for its RedAI intelligent trade infrastructure

LONDON, July 28, 2026 — RedCloud Holdings plc (Nasdaq: RCT) (“RedCloud” or the “Company”), the company building intelligent infrastructure for global trade, today announced the appointment of David Sturgeon as Chief Financial Officer, effective August 1, 2026.

Mr. Sturgeon joins RedCloud after more than three decades of leadership roles in finance at international businesses, including nearly ten years previously serving as Chief Financial Officer at Nasdaq-listed companies. A Fellow of the Institute of Chartered Accountants in England and Wales (FCA/ICAEW), he qualified as a Chartered Accountant early in his career with Arthur Andersen and holds an MA in Philosophy, Politics and Economics from the University of Oxford.

His background provides the right expertise for RedCloud’s current stage as a recently-listed, high-growth public company investing to scale rapidly. Over his career he has led financing transactions across public markets globally, managed international finance operations across multiple jurisdictions, and brings deep experience of U.S. Securities and Exchange Commission reporting, investor relations, treasury, financial planning and analysis, internal audit and risk management, tax, and corporate governance. He has also worked first hand with early-stage, newly-listed growth companies that require financial resources and shared confidence across all stakeholders — precisely the environment in which RedCloud is now operating.

“Dave arrives at exactly the right moment for RedCloud,” said Justin Floyd, Founder and Chief Executive Officer. “We are a young public company solving a problem of civilisational scale, and doing that well demands financial leadership that understands both the discipline of the public markets and the realities of scaling an early-stage business. Dave has done precisely this — repeatedly, internationally, and under pressure. His experience rebuilding investor confidence and financing companies through their most demanding phases of growth makes him the ideal partner as we scale RedAI and move toward the launch of CORE.”

“RedCloud is tackling one of the largest and least-digitised problems in global commerce, and it is doing so with genuinely differentiated technology and data,” said Mr. Sturgeon. “I have spent my career helping ambitious companies navigate capital markets, sharpen their financial discipline, and fund their growth. RedCloud is at an important inflection point where that combination matters most, and I am delighted to join Justin and the team to help build the financial foundations for the Company to scale rapidly.”

Mr. Sturgeon’s appointment reinforces RedCloud’s commitment to best practices in finance and corporate governance while the Company progresses the significant RedAI release first announced in November 2025 and prepares for the planned launch of its CORE trade-execution engine.

About RedCloud

RedCloud’s mission is to build the intelligence infrastructure of global trade, through generation and aggregation of proprietary trading and market data from across the FMCG industry through its RedAI infrastructure and associated products (“RedAI”). RedCloud provides market intelligence based on proprietary trading data across categories in each of its markets. The Company also delivers a trading infrastructure and related products for use by its customers, to enable intelligent digital exchange of everyday consumer supplies across business supply chains, supported by a payments and lending ecosystem intended to streamline trade.

RedCloud is a British company registered in London, co-founded by serial entrepreneur Justin Floyd and Soumaya Hamzaoui. For more information about RedCloud and its RedAI infrastructure, please visit www.redcloudtechnology.com and connect on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements regarding the appointment of Dave Sturgeon as Chief Financial Officer and its expected benefits, RedCloud’s strategy and growth plans, the continued development and deployment of its RedAI infrastructure, and the Company’s ability to scale across its markets and joint ventures. Forward-looking statements are identified by words such as “expects,” “intends,” “anticipates,” “believes,” “plans,” “may,” “could,” “should,” and similar expressions. Actual results may differ materially from those expressed or implied as a result of risks including, without limitation, the other risk factors set forth in the Company’s most recent Annual Report on Form 20-F and subsequent filings with the U.S. Securities and Exchange Commission. RedCloud undertakes no obligation to update or revise any forward-looking statements except as required by law.

Contacts

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